SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 13G

Amendment No. 1

Under the Securities Exchange Act of 1934

America West Airlines, Inc.
(Name of Issuer)

Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)

023650203
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(  )
The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP No.
023650203

1)  Names of Reporting Person

Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person
13-3216325


2)  Check the Appropriate box if a Member of a Group

(a)  ( X ) Sole
(b)  (   ) Joint Filing


3)  SEC Use Only


4)  Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned
by Each Reporting Person With:

    5)  Sole Voting Power
        4,604,067

    6)  Shared Voting Power
        -0-

    7)  Sole Dispositive Power
        4,604,067

    8)  Shared Dispositive Power
        -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
        4,604,067

10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

(___)

11)  Percent of Class Represented by Amount in Row 9

     10.41%



12)  Type of Reporting Person

HC/CO

Item 1(a).  Name of Issuer:  America West Airlines, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4000 East Sky Parkway
            Phoenix, Arizona 72202


Item 2(a).  Name of Person Filing:

Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:

            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:

See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:

Common

Item 2(e).  CUSIP Number:

            023650203


Item 3.  Information if statement is filed pursuant to Rules
13d-1(b) or 13d-2(b):

The person filing this statement is Lehman Brothers Holdings
Inc., a parent holding company in accordance with Section 240.13d-
1(b)(ii)(G).


Item 4.  Ownership

(a)  Amount Beneficially Owned as of:  December 31, 1994

See Item 9 of cover pages

(b)  Percent of Class:

See Item 11 of cover pages

(c)  Number of shares as to which such person has:

(i)  sole power to vote or to direct the vote

(ii)  shared power to vote or to direct the vote

(iii)  sole power to dispose or to direct the disposition

(iv)  shared power to dispose or to direct the disposition

See Items 5-8 of cover pages
Item 5.  Ownership of Five Percent or Less of a Class

Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

Not Applicable.


Item 7. Identification and Classification of the Subsidiary which
Acquired the Security being reported on by the Parent Holding
Company

The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 8.  Identification and Classification of Members of the
Group

Not Applicable.


Item 9.  Notice of Dissolution of Group

Not Applicable.
Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated:  December 31, 1994


LEHMAN BROTHERS HOLDINGS INC.



By:  /s/ Karen C. Manson
     -------------------
Name:  Karen C. Manson
Title: Vice President
       Assistant Secretary


































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